 Filed Pursuant to Rule 253(g)(2)
File No. 024-11723

PHOENIX CAPITAL GROUP HOLDINGS, LLC

SUPPLEMENT NO. 1 DATED JANUARY 13, 2022
TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated December 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update the Company’s intended closing and interest payment schedule for the Bonds. The Company intends to hold closings on sales of the Bonds on a weekly basis assuming there are funds to close. The Company shall also make interest payments on the Bonds monthly rather than quarterly, as previously disclosed, pursuant to the Indenture, dated as of January 12, 2022, by and between the Company and UMB, N.A., as trustee (the “Indenture). A copy of the Indenture and the form of Bond can be found as an exhibit to the Company’s Current Report on Form 1-U filed on even date herewith at https://www.sec.gov/Archives/edgar/data/0001818643/000165495422000431/pcgh_1u.htm.